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15045207

SEC
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FEB 23 2015

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SEC FILE NUMBER
8 – 68033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

ODEON CAPITAL GROUP, LLC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

750 Lexington Ave 27th Fl

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATHEW VAN ALSTYNE **TEL 212-257-6975**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

tj 2/24/15

OATH OR AFFIRMATION

I, *MATHEW VAN ALSTYNE*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***ODEON CAPITAL GROUP, LLC as of December 31, 2014***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

Mathew VanAlstyne, Managing Partner
Title

X [signature]
Notary Public

KATHERINE ABIKARRAM
COMMISSION EXPIRES
New York County
NOTARY PUBLIC
01AB6295766
JANUARY 13, 2018
STATE OF NEW YORK

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 2)	$	783,896
Due from broker		386,232
Commissions receivable		135,699
Marketable securities		14,583,340
Other assets		304,013
Total Current Assets		16,193,180
CAPITALIZED ASSETS, net of accumulated depreciation and amortization of $509,941 (Notes 2 & 5)		114,434
Total Assets	$	16,307,614

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased	$	10,474,716
Accounts payable and accrued expenses		1,985,669
Total Liabilities		12,460,385
MEMBERS' EQUITY (Note 7)		3,847,229
Total Liabilities and Members' Capital	$	16,307,614

See accompanying notes and independent accountants' audit report.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 - Nature of Business

Odeon Capital Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions son behalf of customers on a fuly disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date. Research income and investment banking income and related expenses are recorded at the time the services are provided.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for Federal and State income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated buiness tax based on Company income, if applicable.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the accelerated and straight-line depreciation methods over the estimated usefule lives ranging from 3 to 39 years. Organization expense is recorded at cost and is amortized in accordance with the straight-line method over 5 years.

Note 2 - Summary of Significant Accounting Policies (concluded)

e) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell and asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Debt Securities	$ 14,372,594	$ 14,372,521	$ 73	$ -
Equity Securities	$ 210,819	$ 210,819	$ -	$ -
Securities Sold Short	$ 10,474,716	$ 10,474,716	$ -	$ -

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Commitments and Contingencies

Office Lease

The Company rents its primary office space pursuant to a lease agreement expiring October 31, 2018, as well as a second office pursuant to a lease agreement expiring September 30, 2015 and two satellite offices on month to month leases at a combined $6,130 per month.

Total rent expense for the year ended December 31, 2014 was $955,757.

Future minimum lease obligations under these leases are as follows:

Year	Amount
2015	832,582
2016	862,600
2017	862,600
2018	713,833
Total	$ 3,271,615

The Company established a standy letter of credit that expires on July 31, 2015 in the amount of $142,000, which is collateralized by a certificate of deposit secure to the lease. The terms if this letter of credit are automatically extended for one year from expiration hereof and any future expiration date unless the bank provides notice not to extend at least 30 days prior to expiration.

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring cutomers to deposit additional collateral, or reduce positions, when necessary.

Note 5 - Capitalized Assets

A summary of capitalized assets as of December 31, 2014 is as follows:

Furniture and fixtures and machinery and equipment	$ 346,051
Capital improvements	93,641
Organization costs	184,683
Total capitalized assets	624,375
Less: accumulated depreciation and amortization	(509,941)
Capitalized assets, net	$ 114,434

Depreciation and amortization expense charged to operations for the period ended December 31, 2014 was $73,165.

Note 6 - Related Party Transactions

Included in Other Assets is a $100,000 loan receivable from a partnership owned by partners of the Company. The loan has no payment terms and bears no interest.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had Net Capital of $276,338 which was $143,960 in excess of its required net capital of $132,378. The Company's net capital ratio was 718.57%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Odeon Capital Group LLC
750 Lexington Aveenue – 27th Fl
New York, NY 10022

We have audited the accompanying statement of financial condition of Odeon Capital Group LLC.(the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Odeon Capital Group LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2015

ODEON CAPITAL GROUP, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Odeon Capital Group, LLC
750 Lexington Avenue – 27th Floor
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Odeon Capital Group, LLC.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs
Lerner & Sipkin, CPAs, LLP (NY)
February 13, 2015

ODEON CAPITAL GROUP, LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/Part IIA line 9)	$	27,974,532
Additions		-
Deductions		(2,639,722)
SIPC Net Operating Revenues		25,334,810

Determination of General Assessment

SIPC Net Operating Revenues	$	25,334,810
General Assessment @ .0025		63,337

Assessment Remittance:

Less: Payment made with FORM SIPC-6 in July, 2014		(34,385)
Assessment Balance Due	$	28,952

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2014:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	25,334,810
SIPC Net Operating Revenues as computed above		25,334,810
Difference	$	-